

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

September 23, 2009

Mr. Frank Carino
Chief Executive Officer
Chief Financial Officer
Hydrogen Hybrid Technologies, Inc.
62 Waterbridge Way
Toronto, Ontario M1C 5B9
Canada

      Re: **Hydrogen Hybrid Technologies, Inc.**
              Item 4.01 Form 8-K
              Filed September 21, 2009
              File No. 333-76242

Dear Mr. Carino:

      We have completed our review of your Item 4.01 Form 8-K and have no further comments at this time.

              Sincerely,

              Dave Walz
              Staff Accountant
              Office of Beverages, Apparel and
              Healthcare Services